Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Post-Effective Amendment No. 2 to Form F-3 on Form S-3 No. 333-265280) and related Prospectus of Renalytix plc for the offering and resale by certain selling securityholders of up to of 11,075,220 ordinary shares and 1,052,197 American Depositary Shares, representing 2,104,394 ordinary shares, and to the incorporation by reference therein of our report dated September 28, 2023, with respect to the consolidated financial statements of Renalytix plc included in its Annual Report (Form 10-K) for the year ended June 30, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Iselin, New Jersey

September 28, 2023